

Mail Stop 3561

December 2, 2016

Aaron C. Johnson
Principal Executive Officer
Spotlight Capital Holdings, Inc.
601 South Figueroa St., Suite 4050
Los Angeles, CA 90017

> **Re: Spotlight Capital Holdings, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed November 17, 2016**
> **File No. 024-10606**

Dear Mr. Johnson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2016 letter.

General

1. We note that you contemplate offering 50,000,000 shares of common stock within a price range of $0.20 to $0.40 per share in a flexible price offering. Please note that Regulation A does not permit at the market offerings. Refer to Rule 251(d)(3)(ii). Please revise your offering structure to comply with Rule 251.

2. We note your response to our prior comment 2 and reissue in part. Please revise to include the financial statements required by paragraph (b) of Part F/S of Form 1-A. In this regard, we note that the included financial statements are incomplete. For example, you have not provided statements of cash flow for 2014 or your interim period or changes in stockholder's equity for 2014, 2015 or your interim period. Additionally, the included financial statements should include separate footnotes. In this regard, we note that the included footnotes are not responsive to our prior comment.

Offering Circular

Exhibit 12

3. We note your response to our prior comment 4 and reissue. An opinion of counsel as to the legality of the securities covered by the offering statement must opine that when the securities are sold, they will be legally issued, fully paid and non-assessable. In the second to last paragraph of the included opinion, counsel has only opined that when the securities are sold, they will be fully paid and non-assessable. Please have counsel revise the referenced paragraph to also opine that when the securities are sold, they will be legally issued.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure